                                                                      EXHIBIT 99

                   SUBJECT TO COMPLETION, DATED MAY ____, 1996

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May __, 1996)

$200,000,000

WORTHINGTON INDUSTRIES, INC.

__% SENIOR NOTES DUE ____

The __% Senior Notes due 20__ (the "Notes") will mature on _________, 20__. Interest on the Notes is payable on ________ and _________ of each year, commencing __________, 1996.

The Notes offered hereby will be represented by one or more Global Securities representing Book-Entry Securities and will be registered in the name of Cede & Co., the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Description of Debt Securities - Registered Global Securities," Notes in certificated form will not be issued in exchange for the Global Securities. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes - Same Day Funds Settlement System and Payment" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------------------
                                                     Price To                Underwriting       Proceeds To
                                                     Public (1)              Discount (2)       Company (1)(3)
Per Note...........................................  100.00%
Total..............................................  $200,000,000
==============================================================================================================

(1)   Plus accrued interest, if any, from May ___, 1996 to date of delivery.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3)   Before deduction of expenses payable by the Company estimated at $______.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about ___________, 1996.

SALOMON BROTHERS INC
                                 GOLDMAN, SACHS & CO.
                                                                THE OHIO COMPANY

The date of this Prospectus Supplement is May __, 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  ------------

                                   THE COMPANY

OVERVIEW

         Worthington Industries, Inc. ("Worthington" or the "Company") is a leading manufacturer of metal and plastic products, conducting its business through three segments: processed steel products, custom products, and cast products. The Company's net sales for its fiscal year ended May 31, 1995 were $1.5 billion.

         The Company, through its subsidiaries, is the largest independent flat rolled steel processor in the United States. The Company's steel processing operations do not make steel, but rather, they purchase it from steel producers and then process it to exact specifications for over 1,700 industrial customers primarily in the automotive, automotive supply, appliance, electrical, communication, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. The Company believes it offers the widest array of steel processing services in the industry, which include slitting, roller leveling, cold reduction, edge rolling, blanking, coating, annealing, pickling and other services. The Company currently operates ten steel processing facilities and is a partner in three steel processing joint ventures, most of which are located in the largest steel consuming regions of the United States.

         For the year ended May 31, 1995, net sales of the Company's processed steel products segment were approximately $1.0 billion, representing approximately 70% of Worthington's total fiscal year 1995 sales. This segment also includes the Company's pressure cylinder business which management believes to be the largest producer of portable low pressure L.P. gas cylinders and refrigerant gas cylinders in North America.

         In February 1996, the Company acquired Dietrich Industries, Inc. ("Dietrich"), the nation's largest producer and supplier of metal framing products for the commercial and residential markets. Dietrich is a large user of galvanized steel and services a product market not previously supplied by the Company.

         The Company's other operations comprise the custom products and cast product segments. Custom products includes Worthington Custom Plastics, Inc., the eighth largest plastic injection molding company in the United States, which sells primarily to the automotive, lawn and garden and appliance industries, and Worthington Precision Metals, Inc., which supplies components primarily for automotive transmission, power steering and brake applications. The Company's cast products business is one of the two largest suppliers of large railcar castings in the United States and is the leading North American designer and producer of undercarriages for mass transit cars.

STRATEGY

         The Company considers its operating philosophy and growth strategies to be key elements of its success. The Company's operating philosophy emphasizes decentralized decision making, strong customer and supplier relationships, a focus on quality and customer service and a significant employee cash profit sharing plan. Under the Company's profit sharing program, a fixed percentage of each location's earnings are shared every fiscal quarter by virtually all regular, full-time, non-union employees of the Company, regardless of position.

         The Company's growth strategy focuses on increasing market share, developing new products, services and niche markets, and expanding geographically, both domestically and internationally. The Company has pursued these goals by selectively investing in new and existing facilities and equipment, joint ventures and acquisitions, while maintaining a high degree of financial flexibility. In the last five years, the Company has invested approximately $300 million in capital expenditures in its businesses primarily from funds generated by existing operations. The Company is a partner in five joint ventures, which have enabled it to develop new products, markets and technological capabilities and to expand its international presence, while mitigating the risks and costs associated with such activities.

BUSINESSES

         The Company was founded by John H. McConnell in 1955 as an Ohio corporation, and was reincorporated in Delaware in 1986. The Company conducts its business through three segments: processed steel products, custom products and cast products.

PROCESSED STEEL PRODUCTS

         The Company's processed steel products segment includes its steel processing businesses and its pressure cylinder business. For the fiscal year ended May 31, 1995, sales of the processed steel products segment were $1.0 billion, approximately 70% of the Company's total sales. Commencing with its acquisition in February 1996, Dietrich will be included in this segment. Dietrich's net sales for the calendar year 1995 were approximately $281 million.

         The Company's steel processing operations are conducted through its Worthington Steel Company subsidiaries ("Worthington Steel"). Worthington Steel occupies a niche in the steel industry by focusing on more specialized products requiring more exact specifications, which typically cannot be supplied as efficiently by steel mills, metal service centers or steel end users. Worthington Steel is the largest independent flat rolled steel processor in the United States and operates ten processing facilities, with a concentration in the Michigan, Ohio and Indiana markets, the largest flat rolled steel consuming region in the United States. The Company's eleventh steel processing facility, located in Delta, Ohio, is scheduled for completion late in calendar year 1996. This facility will be Worthington's largest steel processing plant, and will include a hot dip galvanizing operation, a new product for the Company, as well as pickling and slitting capabilities. A portion of this facility's steel requirements will be supplied pursuant to a long term supply contract with the North Star/BHP mini-mill which is located adjacent to, and is expected to be completed concurrently with, the Company's Delta facility.

         Worthington Steel buys coils of wide, open tolerance steel from major integrated steel mills and mini-mills and processes such steel to the precise type, thickness, length, width, shape, temper and surface quality specified by more than 1,700 industrial customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. The Company purchases and supplies steel based on the specific orders of customers and does not process steel for inventory, which reduces its exposure to steel price movements. Worthington Steel's computer-aided processing capabilities include among others: pickling, a chemical process using an acidic solution to remove surface oxide which develops on hot rolled steel; slitting, which cuts steel to specific widths; roller leveling, a method of applying pressure to achieve precise flatness tolerances for steel which is cut into exact lengths; cold reduction, which achieves close tolerances of thickness and temper by rolling; edge rolling, which conditions the edges of the steel by imparting round, smooth or knurled edges; blanking, through which steel is cut into specific shapes; coating which includes producing painted, galvanized or nickel plated steel; and annealing, a thermal process that changes the hardness and certain metallurgical characteristics of steel.

         Worthington Steel also "toll processes" steel for steel mills and large end users. Toll processing is similar to Worthington's normal steel processing, except the mill or end user retains the title to the steel and has the responsibility for selling the product. Toll processing enables the Company to participate in the market for wide sheet steel and large standard orders, which is a market generally served by steel mills, rather than by intermediate steel processors. For the year ended May 31, 1995, the Company processed approximately
3.2 million tons of steel, including 1.7 million tons of toll processed steel.

         On February 5, 1996, the Company acquired Dietrich, the largest supplier of metal framing products for the commercial and residential construction markets in the United States. The Company believes that Dietrich is the only national supplier of metal framing products and supplies approximately 35% of the metal framing products sold in the United States. Dietrich is a large user of galvanized steel and services a product market not previously supplied by the Company. Dietrich operates 19 facilities in 11 states.

         The Company's processed steel products segment also includes Worthington Cylinder Corporation ("Worthington Cylinders"), the nation's largest producer of portable low pressure L.P. gas and refrigerant cylinders. Worthington Cylinders' primary products are steel cylinders with refrigerant gas capacities of 15 to 1,000 lbs. and steel and aluminum cylinders with L.P. gas capacities of 4-1/4 to 420 lbs. The Company's refrigerant cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum L.P. gas cylinders are sold to manufacturers of barbecue grills, propane and gas grill distributors, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. The Company also manufactures other cylinder products, including recapture and recycling tanks for refrigerant gases, helium tanks, compressed air tanks, acetylene cylinders for welding applications, and cylinders to hold other gases. Worthington Cylinders has over 2,000 customers. It operates four manufacturing facilities located in Ohio, Oklahoma and Georgia, plus an assembly and distribution facility in Canada.

CUSTOM PRODUCTS

         The Company's custom products segment includes its custom plastics business and its precision metals business. Sales by the custom products segment totaled $302 million for the year ended May 31, 1995, representing approximately 20% of the Company's net sales. The Company's injection molded plastics business represents the major portion of these sales.

         The Company's custom plastics business is conducted through Worthington Custom Plastics, Inc., the eighth largest producer of injection molded plastic products in the United States. Historically, sales to the automotive market have dominated the custom plastics business, although in recent years the Company has increased sales to manufacturers of appliances, lawn and garden equipment, audio equipment, recreational products, and other items. The Company believes it is now one of the two largest suppliers of injection molded plastic parts for non-automotive uses. Worthington Custom Plastics operates five plants located in Ohio, Kentucky and South Carolina.

         The Company's precision metals business is conducted through Worthington Precision Metals, Inc. which supplies metal components requiring extremely precise tolerances for use primarily in the automotive industry for transmission, power steering and brake applications. This business operates two facilities located in Ohio and Tennessee.

CAST PRODUCTS

         The Company's cast products segment is operated through Buckeye Steel Castings Company ("Buckeye Steel") which operates the largest single site steel foundry in the United States. Buckeye Steel manufactures a diverse line of cast steel products ranging in size from 100 lbs. to 30 tons. These products are offered to the railroad, mass transit, construction and off highway equipment markets. The Company believes Buckeye Steel is one of the two largest suppliers of large railcar castings in the United States and is the leading North American designer and producer of undercarriages for mass transit cars. The cast products segment had sales of $153 million for the year ended May 31, 1995, representing approximately 10% of total Company sales.

JOINT VENTURES AND AFFILIATES

         As part of its strategy to selectively develop new products, markets and technological capabilities and to expand its international presence while mitigating the risks and costs associated with such activities, the Company is a partner in five unconsolidated joint ventures.

         Worthington/Armstrong Venture ("WAVE"), a 50% owned joint venture with Armstrong World Industries, is one of the three leading United States manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Nevada and France and expects to expand into China in 1996.

         TWB Company, a 50% owned joint venture with Thyssen Stahl of Germany, produces laser welded blanks for use in the auto industry for products such as inner door frames.

         Acerex S.A. de C.V., a 50% owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

         Worthington Specialty Processing, a 50% owned joint venture with USX Corporation, operates primarily as a toll processor for USX Corporation.

         London Industries, Inc., a 60% owned joint venture with Sumitomo and Nissen Chemitech of Japan, produces injection molded plastics parts, concentrating on sales to foreign transplant automakers.

         The Company also owns an approximate 28% interest in Rouge Steel Company, an integrated steel mill located in Dearborn, Michigan. This relationship, along with a long term steel supply agreement, has assured the Company a steady supply of high quality steel at competitive prices regardless of market conditions. Since Worthington acquired its equity position in 1990, Rouge Steel has been the Company's largest steel supplier.

                         SELECTED FINANCIAL INFORMATION
                              (Dollars in Millions)

                     Nine
                     Months                                   Year
                     Ended         Nine Months Ended          Ended                       Year Ended May 31
                                                                       --------------------------------------------------------
                    Feb. 29         Feb. 29     Feb. 28       May 31
                     1996            1996        1995          1995     1995        1994        1993         1992        1991
                  ----------       --------    --------     ---------  ------      ------     --------    ---------    --------
                      Pro                                    Pro
                    Forma (1)                               Forma (1)
For the Period:
 Net sales:
Processed
steel
  products......     $  883         $  701      $  752      $1,314     $1,029      $  920      $  768      $  668      $  612
Custom products.        234            234         219         302        302         250         242         218         186
Cast products...        106            106         109         153        153         115         103          85          74
                     ------         ------      ------      ------     ------      ------      ------      ------      ------
 Total net
sales...........     $1,223         $1,041      $1,080      $1,769     $1,484      $1,285      $1,113      $  971      $  872
 Operating
income (2):
Processed
steel products..     $   76         $   65      $   81      $  132     $  112      $   98      $   79      $   70      $   64
Custom
products........         13             13          13          20         20          15          20          14           6
Cast products...         11             11          13          22         22           6           7           4           1
                     ------         ------      ------      ------     ------      ------      ------      ------      ------

 Total operating
  income........     $  100         $   89      $  107      $  174     $  154      $  119      $  106      $   88      $   71
Interest
expense.........     $   12         $    5      $    4      $   18     $    6      $    3      $    3      $    4      $    5
Equity in net
income of
unconsolidated
affiliates......         25             25          28          38         38          19           5           5           7
Net earnings....     $   70         $   69      $   82      $  120     $  117      $   85      $   68      $   58      $   48
At end of
period:
 Total assets...     $ --           $1,182      $  912      $ --       $  917      $  799      $  694      $  628      $  570
 Long-term debt.       --               79          53        --           53          54          56          57          59
 Total debt (3).       --              274         103        --           92          66          57          60          69
 Shareholders'
   equity.......     $ --           $  627      $  564      $ --       $  590      $  504      $  438      $  392      $  359
Ratio of earnings
 to fixed
  charges (5)           6.8(4)        12.3        16.3         8.8(4)    16.5        24.4        27.3        19.2         9.6

         (1) The pro forma dollar amounts give effect to the purchase by the Company of the stock of Dietrich as if the transaction occurred at the beginning of each period presented. Pro forma balance sheet information at the end of the periods is not presented since the transaction has been reflected in the Company's February 29, 1996 condensed consolidated balance sheet.

         (2) Corporate expenses are allocated on a consistent basis among industry segments.

         (3) Represents long-term debt (including current maturities) and notes payable.

         (4) Represents supplemental ratio to give effect to the purchase by the Company of the stock of Dietrich as reflected in the pro forma condensed consolidated statements of income included in the Company's Form 8-K/A filed on April 19, 1996.

         (5) For the purpose of this ratio: (i) earnings consist of income from continuing operations before fixed charges (reduced by capitalized interest) and income taxes for the Company and its majority-owned subsidiaries and its proportionate share of the income of unconsolidated affiliated companies, reduced by undistributed earnings of less than 50%-owned unconsolidated affiliated companies; and (ii) fixed charges consist of interest on all indebtedness (without reduction of interest capitalized) for the Company and its majority-owned subsidiaries (consolidated and unconsolidated), and its proportionate share of the interest on indebtedness of 50%-owned unconsolidated affiliates.

                                 USE OF PROCEEDS

         The Company intends to apply the net proceeds from the sale of the Notes to repay approximately: (a) $180 million of short term debt (the "Bridge Loan") incurred on February 5, 1996 in connection with the acquisition of Dietrich; and (b) $20 million of debt outstanding under its Revolving Credit Agreement ("Revolver Debt"). Both the Bridge Loan and the Revolver Debt bear variable interest rates based on LIBOR plus a fixed percent. The Bridge Loan matures October 28, 1996 and its interest rate at February 29, 1996 was 5.67%. The commitment for the Revolver Debt expires April 2001 and the interest rate on the Revolver Debt was 5.99% at February 29, 1996.

                                 CAPITALIZATION

         The following table sets forth the consolidated debt and shareholders' equity of the Company at February 29, 1996, and as adjusted to give effect to the issuance by the Company of the Notes offered hereby and the application of the net proceeds therefrom, as described under "Use of Proceeds".

                                                              At February 29, 1996
                                                       -----------------------------------
                                                             Historical  As Adjusted
                                                             ----------  -----------
                                                                  (In Millions)
Bridge Loan                                                     $180        $ --
Other notes payable                                               14          14
Current maturities of long-term debt                               2           2
                                                                ----        ----
      Total short-term debt                                     $196        $ 16
                                                                ----        ----
Long-term debt, less current maturities:
  Notes                                                         $ --        $200
  Revolver Debt                                                   65          45
  Industrial Development Revenue Bonds                            13          13
  Other                                                            1           1
                                                                ----        ----
      Total long-term debt, less current maturities               79         259

Total shareholders' equity                                       627         627
                                                                ----        ----

Total capitalization                                            $706        $886
                                                                ----        ----

                              DESCRIPTION OF NOTES

         The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

General

         The Notes will be issued under the Indenture dated as of _____________, 1996 between the Company and the Trustee. The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and the terms of the Notes include those made part of the Indenture by reference to the TIA as an effect of the date of the Indenture. The following description and the description in the accompanying Prospectus do not purport to be complete and are subject to and qualified in their entirety by reference to the TIA and all the provisions of the Notes and the Indenture.

Principal Amount and Maturity

         The Notes will be limited to $200,000,000 aggregate principal amount and will mature on _____________________.

Interest

         Except as otherwise provided in the Indenture, interest on the Notes as set forth on the cover page of this Prospectus Supplement will accrue from ____________, 1996 and is to be payable semi-annually on _____________ and
___________, commencing ___________, 1996, to those persons in whose names the Notes are registered at the close of business on the next preceding ____________ and ____________, as the case may be.

Optional Redemption


Ranking

         The Notes will be senior unsecured obligations of the Company ranking pari passu with other senior indebtedness of the Company. In addition, the Company is a holding company that conducts all its operations through subsidiaries, and the Notes will be structurally subordinated to all obligations of its subsidiaries. At February 29, 1996, after giving effect to the use of proceeds from this offering as described in "Use of Proceeds," the Company would have had $_____ million of indebtedness for borrowed money ranking pari passu in right of payment with the Notes and subsidiaries of the Company would have had aggregate balance sheet liabilities of $______ million.

Sinking Fund

         There will be no mandatory sinking fund payments for the Notes.

Book-Entry System

         Except as described in the Prospectus under "Description of Debt Securities -- Registered Global Securities," owners of beneficial interests in a Global Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form, and no Global Security will be exchangeable except for another Global Security of like denomination and terms to be registered in the name of the Depositary or its nominee.

         The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "Clearing agency" registered under the Securities Exchange Act of 1934, as amended. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

Same-Day Funds Settlement System and Payment

         Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

         The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Certain Covenants

         Limitation on Liens. Except as provided below, the Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist any Lien on any Principal Property or any shares of stock of or any Indebtedness of any Restricted Subsidiary, whether owned on the date of issuance of the Notes or thereafter acquired, securing any obligation, unless the Company contemporaneously secures the Notes equally and ratably with (or prior to) such obligation. The Company is not required to secure the Notes if the Lien consists of the following: (i) a Permitted Lien; or (ii) Liens securing Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness (and the receipt and application of the proceeds thereof) or the securing of outstanding Indebtedness, the sum of (without duplication) (A) all Indebtedness of the Company and its Subsidiaries secured by Liens (other than Permitted Liens) and (B) all Attributable Indebtedness in respect of Sale/Leaseback Transactions with respect to any Principal Property, at the time of determination, does not exceed 10% of Consolidated Net Tangible Assets.

         Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any Principal Property, unless (i) the Company or such Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the Notes pursuant to the covenant described in "Limitation on Liens" above or (ii) the Company, within six months from the effective date of such Sale/Leaseback Transaction, applies to the voluntary defeasance or retirement (excluding retirements of Notes and other Indebtedness ranking pari passu with the Notes as a result of conversions, pursuant to mandatory sinking funds or mandatory prepayment provisions or by payment at maturity) of Notes or other Indebtedness ranking pari passu with the Notes an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction.

         Limitation on Indebtedness of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to issue, assume or guarantee any Indebtedness for borrowed money other than (1) Indebtedness secured by a Lien which such Restricted Subsidiary is permitted to create or assume pursuant to the provisions of the Indenture, without securing the Notes, (2) Indebtedness to the Company or another Restricted Subsidiary, (3) Indebtedness of any corporation that exists at the time such corporation becomes a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such corporation becoming a Restricted Subsidiary, (4) Indebtedness of a corporation that exists at the time such corporation is merged with or into or consolidated with a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of a corporation to a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such merger, consolidation or sale, lease or other disposition,
(5) Indebtedness incurred in connection with any industrial development bond financing, (6) Indebtedness incurred by such Restricted Subsidiary in the ordinary course of the business of such Restricted Subsidiary and which matures not more than, and is not renewable or extendable at the option of the obligor to a date more than, twelve months after the date such Indebtedness is incurred, and (7) Indebtedness incurred by any Restricted Subsidiary to extend, renew or replace, in whole or in part, any Indebtedness referred to in the foregoing clauses (3) or (4) or Indebtedness of any Restricted Subsidiary existing at the date of the Indenture, provided that, the principal amount of Indebtedness so incurred shall not exceed the principal amount of Indebtedness outstanding at the time of such extension, renewal or replacement. The Company may permit one or more Restricted Subsidiaries to issue, assume or guarantee any Indebtedness for borrowed money which is not secured by a lien upon any Principal Property or shares of capital stock or indebtedness of any Restricted Subsidiary, provided that, the aggregate amount of all such Indebtedness permitted by this paragraph (together with all liens created, assumed or incurred (as measured by all Indebtedness secured by all such liens then outstanding or to be so created or assumed) and all Sale/Leaseback Transactions entered into (as measured by the value of all such Transactions then outstanding or to be so entered into)) at any time outstanding shall not exceed 10% of Consolidated Net Tangible Assets.

         Limitation on Issuance of Preferred Stock by Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any preferred or preference stock (except to the Company or any wholly owned Restricted Subsidiary) or permit any Person other than the Company or any wholly owned Restricted Subsidiary to hold any such preferred or preference stock.

         Certain Definitions. The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Notes are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture. Capitalized terms used herein but not defined have the meanings assigned thereto in the Indenture.

         "Attributable Indebtedness" with respect to a Sale/Leaseback Transaction means, as of the time of determination, (i) if the obligation with respect to such Sale/Leaseback Transaction is a Capitalized Lease Obligation, the amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (ii) if the obligation with respect to such Sale/Leaseback Transaction is not a Capitalized Lease Obligation, the total Net Amount of Rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the Notes compounded semi-annually.

         "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Commodity Price Protection Agreement" means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

         "Consolidated Net Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its Subsidiaries for the total assets (less accumulated depletion, depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (i) the aggregate amount of liabilities of the Company and its Subsidiaries that may properly be classified as current liabilities (including taxes accrued as estimated); (ii) current Indebtedness and current maturities of long-term Indebtedness; (iii) minority interests in the Company's Subsidiaries held by Persons other than the Company or a wholly-owned Subsidiary of the Company; and (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

         "Currency Exchange Protection Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

         "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Notes.

         "GAAP" means generally accepted accounting principles in the United States as in effect as of the date on which the Notes are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP consistently applied.

         "Government Contract Lien" means any Lien required by any contract, statute, regulation or order in order to permit the Company or any of its Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either or to secure partial, progress, advance or other payments by the Company or any of its Subsidiaries to the United States or any State thereof or any department agency or instrumentality of either pursuant to the provisions of any contract, statute, regulation or order.

         "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or other similar agreement.

         "Indebtedness" means, with respect to any Person on any date of determination (without duplication); (i) the principal in respect of indebtedness of such Person for borrowed money; (ii) the principal in respect of obligations of such Person evidenced by bonds, Notes, notes or other similar instruments; (iii) all Capitalized Lease Obligations of such Person; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables); (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iv) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed not later than the third business day following receipt by such Person of a demand for reimbursement following payment of the letter of credit; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, or with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, obligations in respect of Hedging Obligations except those secured by Permitted Liens. For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

         "Interest Rate Protection Agreement" means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

         "Net Amount of Rent" as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated.

         "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', producers' and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment permits, servitudes and other similar matters or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; (e) Liens existing on or provided for under the terms of agreements existing on the date the Notes are issued (including, without limitation, under the Company's credit agreement as defined in the Indenture); (f) Liens on property at the time the Company or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into the Company; provided, however, that any such Lien may not extend to any other property owned by the Company or any of its Subsidiaries; (g) Liens securing a Hedging Obligation so long as such Hedging Obligation is of the type customarily entered into in connection with, and is entered into for the purpose of, limiting risk; (h) Purchase Money Liens; (i) Liens securing only Indebtedness of a wholly-owned Subsidiary of the Company to the Company or one or more wholly-owned Subsidiaries of the Company; (j) Liens on any property to secure Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Indebtedness issued or Guaranteed by the United States, any state or any department, agency or instrumentality thereof; (k) Government Contract Liens; (l) Liens securing Indebtedness of joint ventures in which the Company or a Subsidiary has an interest to the extent such Liens are on property or assets of such joint ventures; (m) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries; (n) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment lien or attachment lien in and of execution on a judgment); (o) any attachment Lien being contested in good faith and by proceedings promptly initiated and diligently conducted, unless the attachment giving rise thereto will not, within sixty days after the entry thereof, have been discharged or fully bonded or will not have been discharged within sixty days after the termination of any such bond; (p) any judgment Lien, unless the judgment it secures will not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or will not have been discharged within sixty days after the expiration of any such stay; (q) Liens to banks arising from the issuance of letters of credit issued by such banks ("issuing banks") on the following: (i) any and all shipping documents, warehouse receipts, policies or certificates of insurance and other document accompanying or relative to drafts drawn under any credit, and any draft drawn thereunder (whether or not such documents, goods or other property be released to or upon the order of the Company or any Subsidiary under a security agreement or trustor bailee receipt of otherwise), and the proceeds of each and all of the foregoing; (ii) the balance of every deposit account, now or at the time hereafter existing, of the Company or any Subsidiary with the issuing banks, and any other claims of the Company or any Subsidiary against the issuing banks; and all property claims and demands and all rights and interests therein of the Company or any Subsidiary and all evidences thereof and all proceeds thereof which have been or at any time will be delivered to or otherwise come into the issuing bank's possession, custody or control, or into the possession, custody or control of any bailee for the issuing bank or of any of its agents or correspondents for the account of the issuing bank, for any purpose, whether or not the express purpose of being used by the issuing bank as collateral security or for the safekeeping or for any other or different purpose, the issuing bank being deemed to have possession or control of all of such property actually in transit to or from or set apart for the issuing bank, any bailee for the issuing bank or any of its correspondents for other acting in its behalf, it being understood that the receipt at any time by the issuing bank, or any of its bailees, agents or correspondents, or other security, of whatever nature, including cash, will not be deemed a waiver of any of the issuing bank's rights or power hereunder; (iii) all property shipped under or pursuant to or in connection with any credit or drafts drawn thereunder or in any way related thereto, and all proceeds thereof; (iv) all additions to and substitutions for any of the property enumerated above in this subsection; (r) rights of a common owner of any interest in property held by such Person; (s) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into the ordinary course of business; (t) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties that do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; and (u) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (g); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien, plus improvements on such property and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of

(A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, relating to such refinancing, refunding, extension, renewal or replacement.

         "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Principal Property" means any manufacturing plant or other similar facility (including production machinery and equipment located thereon) or warehouse, owned or leased by the Company or any Subsidiary, which is located within the United States other than (a) any such plant or facility which the Board of Directors determines in good faith by board resolution is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof. "Production machinery and equipment" means production machinery and equipment in such manufacturing plants used directly in the production of the Company's or any Subsidiary's products.

         "Purchase Money Lien" means a Lien on property securing Indebtedness Incurred by the Company or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

         "Redeemable Stocks" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event
(i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

         "Restricted Subsidiary" means any Subsidiary of the Company, which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or the Company, own or lease a Principal Property.

         "Sale/Leaseback Transaction" means an arrangement relating to property owned on the date of issuance of the Notes or thereafter acquired whereby the Company or any of its Subsidiaries transfers such property to a Person and the Company or any of its Subsidiaries leases it from such Person.

         "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regarding to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in an underwriting agreement, dated ____________, 1996, between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth opposite its name below.

         UNDERWRITER                                          PRINCIPAL AMOUNT OF NOTES
         -----------                                          -------------------------
         Salomon Brothers Inc........................         $
         Goldman Sachs & Co..........................
         The Ohio Company............................          _______________________

                  Total                                       $_______________________

         In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased.

         The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of __% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of __% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

         Other than the Notes, the Company has agreed not to offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by the Company, which are substantially similar to the Notes, from the date of this Prospectus Supplement until ________ without the prior written consent of Salomon Brothers Inc.

         The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

         The Notes will not have an established trading market when issued. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue making a market in the Notes at any time without notice. The Company currently has no intention to list the Notes on any securities exchange, and there can be no assurance given as to the development or liquidity of a trading market for the Notes.

         In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking activities with the Company and its affiliates.

                                  LEGAL MATTERS

         Certain legal matters with respect to the Notes are being passed upon for the Company by Dale T. Brinkman, General Counsel of the Company, and for the Underwriters by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Mr. Brinkman beneficially owns 10,702 shares of Worthington Common Stock and also has exercisable options to purchase an additional 24,250 shares of Worthington Common Stock. Pursuant to its By-laws, the Company is required to indemnify Mr. Brinkman to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               -------------------
                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
                              PROSPECTUS SUPPLEMENT

The Company............................................................   S-
Selected Financial Information.........................................   S-
Use of Proceeds .......................................................   S-
Capitalization ........................................................   S-
Description of Notes ..................................................   S-
Underwriting ..........................................................   S-
Legal Matters .........................................................   S-

                                   PROSPECTUS

Available Information .................................................
Incorporation of Certain Documents by

  Reference ...........................................................
The Company ...........................................................
Use of Proceeds .......................................................
Ratio of Earnings to Fixed Charges ....................................
Description of Debt Securities ........................................
Plan of Distribution ..................................................
Validity of Debt Securities............................................
Experts ...............................................................

$200,000,000

WORTHINGTON INDUSTRIES, INC.

___% SENIOR NOTES DUE ____

[COMPANY LOGO]





SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

THE OHIO COMPANY







PROSPECTUS SUPPLEMENT
DATED _________, 1996